[redacted]

SE 08031679 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC Mail Processing Section
MAY 13 2008
Washington, DC
110

SEC FILE NUMBER
8- 44919

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PRESTIGE FINANCIAL CENTER, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1501 BROADWAY, SUITE 2004
(No. and Street)

NEW YORK, (City) N.Y. (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LAWRENCE KIRSHBAUM (212) 221-1919
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENE, ARNOLD G., CPA
(Name – *if individual, state last, first, middle name*)

866 UNITED NATIONS PLAZA, NEW YORK, N.Y. 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 30 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LAWRENCE KIRSHBAUM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PRESTIGE FINANCIAL CENTER, INC., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANGELA M. FERNANDEZ
Notary Public, State of New York
Qualified in Bronx County
No. 01FE6161092
My Commission Expires Feb. 20, 2011

Notary Public

5/7/08
Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRESTIGE FINANCIAL CENTER, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

1. **Summary of significant accounting policies:**
   Income taxes:

   The corporation has elected to be taxed as a 'C' Corporation. The net income (loss) of the company is taxed to the corporation.

2. **Lease commitment:**

   The company leases office space under a lease expiring 2/10/2010.

   Future minimum lease payments as of December 31, 2007 are:

Year ending December 31;	
2008	$24,460
2009	24,460
	$48,920

3. **The following supplementary information is submitted:**
   Exemption from Rule 15c-3-3 is claimed under (k)(2)(ii):

   All customer transactions are cleared through another broker-dealer, Ridge Clearing & Outsourcing on a fully disclosed basis.

4. **Net capital requirements:**
   As a registered broker-dealer, the company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The rule requires that the company maintain minimum net capital, as defined, of 6.67% of aggregate indebtedness, as defined, or $5,000, whichever is greater.

   Net capital as reported on page 7 of this audited Form X-17A-5 indicates net capital of $464,063. In January 2008, the company filed part IIA of Form X-17A-5 (unaudited) and reported net capital of $455,554. The difference of $8,509 is due to accruals and reclassifications made during the audit.

PRESTIGE FINANCIAL CENTER, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2007

Resources provided:		
Net income		$106,895
Increase in accrued expenses and taxes payable		313,381
Capital contributed		51,015
Depreciation		468
Decrease in receivables from non-customers		171,332
Total resources provided		**643,091**
Resources applied:		
Increase in investment	$100,503	
Increase in receivables from brokers & dealers	218,169	
Increase in fixed assets	4,684	
Total resources applied		**323,356**
Increase in cash		319,735
Cash - January 1, 2007		3,222
Cash - December 31, 2007		$ 322,957

END

See notes to financial statements.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT